FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 001-33879

Email message from Charles Harris, Chairman and CEO

of Intellon Corporation, to all Intellon employees and contractors on October 2, 2009

From: Charlie Harris

Sent: Friday, October 02, 2009 2:16 PM

To: Employees - All; Contractors - All

Subject: Brian McGee selected to head Intellon business following closing with Atheros

Team,

I am pleased to announce that Atheros has selected Brian McGee to serve as Vice President and General Manager of their Home Networking Business following our merger with them. In that role, Brian will be responsible for managing our on-going business operations as part of Atheros, reporting to Ben Naskar, Vice President and General Manager of the Networking Business Unit. Brian will continue to be based in Ocala.

Brian is an exceptional selection for this important job. He understands our business well. He has years of business and financial experience in the semiconductor industry. He combines strong business judgment and management skills with excellent people skills. He is analytical, objective and team oriented. He understands that our customers and our employees drive our success. He thrives on input from others, but he is willing to be decisive when the buck stops at his door. He has earned the respect of Atheros’ senior management, as well as his colleagues at Intellon. He is enthusiastic and committed to further our success as a key part of Atheros’ growing business. These are important skills for any senior manager, but they are especially valuable for the Intellon team as we become part of the Atheros organization.

Brian joined us as senior vice president and chief financial officer in January of 2007. He has been my wing man ever since, working closely with our key managers to strengthen our business and drive our business and financial results. Brian was the key leader in our successful IPO and has led our relationships with our investors and Wall Street since that time.

Before coming to Intellon, Brian was vice president, finance and CFO at Lexar Media, Inc., a high growth, multi-national company whose revenue grew to more than $850 million in 2005 from $174 million in 2002. In addition to his role as CFO at Lexar, he managed product marketing which included global pricing, new product introductions, product and account profitability and product life cycles. He was also an executive sponsor for several large key sales accounts as well as key supplier relationships in Korea and Taiwan. Before joining Lexar, he held CFO or other senior financial and operating roles at Equator Technologies, Inc., SmartAge.com and Academic Systems Corporation. Earlier, he worked for Raychem Corporation. Brian is from California and has lived and worked in the United Kingdom and Singapore as well as the U.S., enhancing his experience as an international business leader.

Brian will assume his new responsibilities upon the closing of our pending transaction with Atheros. In the interim, Rick, Brian and I will all continue our present roles with Intellon and, like you, do our best to continue Intellon’s success as an independent public company. At or about the closing, Rick and I will step down as officers and employees, although we may have ongoing consulting relationships if needed to assist in the post-closing transition.

Please join me in congratulating Brian on this exciting new opportunity.

Important Additional Information and Where You Can Find It.

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

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